The Guardian Insurance & Annuity Company, Inc.

10 Hudson Yards

New York, New York 10001

Gentlemen:

In my capacity as Senior Lead Actuary, Head of Life and Annuity Pricing, of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), I am familiar with the Flexible Solutions® VUL (2018) policies (the “Policy” or “Policies”) and the Policy form. The Policy has been filed for registration with the Securities and Exchange Commission under the Securities Act of 1933. It is described in Registration Statement No. 333-222952 on Form N-6. I am familiar with the Registration Statement and its Exhibits.

In my opinion, the illustrations of death benefits, Policy Account Values, and Net Cash Surrender Values included in the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the form of the Policy and with GIAC’s administrative procedures. Further, the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classifications and premium amount and payment schedule) have not been selected so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchasers of the Policy with different assumptions.

The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policies are sold.

I hereby consent to the use of this opinion as an exhibit to Post—Effective Amendment No. 7 to the Registration Statement.

Very truly yours,

By:
Name:	Alex D. Borress, FSA, MAAA
Title:	Senior Lead Actuary, Head of Life and Annuity Pricing
The Guardian Insurance & Annuity Company, Inc.

Date_______April 12, 2023__________________________

Time: _______10:15 a.m.__________________________